Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 27, 2005

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on July 26, 2005, entitled “VODAFONE GROUP PLC – ANNUAL GENERAL MEETING”.

26 July 2005

VODAFONE GROUP PLC – ANNUAL GENERAL MEETING

The Annual General Meeting of Vodafone Group Plc was held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Tuesday 26 July 2005.

The results of polls on all 25 resolutions were as follows:

Resolution		For	Against	Abstain

1.	Receive directors’ report and financial statements	41,907,743,477	86,902,853	1,237,206,730

2.	Re-elect Lord MacLaurin as a director	42,254,182,654	135,488,130	842,191,322

3.	Re-elect Paul Hazen as a director	42,089,140,407	254,274,171	888,445,985

4.	Re-elect Arun Sarin as a director	42,698,086,929	243,912,130	244,614,966

5.	Re-elect Sir Julian Horn-Smith as a director	42,925,603,527	145,911,731	160,342,982

6.	Re-elect Peter Bamford as a director	42,928,023,999	145,649,599	158,185,886

7.	Re-elect Thomas Geitner as a director	42,927,838,704	145,861,339	158,160,389

8.	Re-elect Dr Michael Boskin as a director	42,919,881,405	122,723,955	189,256,794

9.	Re-elect Lord Broers as a director	42,965,415,357	118,879,444	147,564,511

10.	Re-elect John Buchanan as a director	42,968,740,119	116,421,972	146,699,187

11.	Re-elect Penny Hughes as a director	42,964,339,214	120,253,380	147,268,177

12.	Re-elect Prof Jürgen Schrempp as a director	42,940,872,293	122,327,794	168,648,577

13.	Re-elect Luc Vandevelde as a director	42,956,626,049	124,024,693	151,196,860

Resolution		For	Against	Abstain

14.	Elect Sir John Bond as a director	43,026,311,404	57,366,983	147,183,367

15.	Elect Andrew Halford as a director	43,006,839,799	65,818,316	159,203,437

16.	Approve the final dividend	43,037,814,319	23,072,417	170,973,938

17.	Approve the Remuneration Report	41,625,139,485	1,285,361,051	321,347,212

18.	Re-appoint Deloitte & Touche LLP as auditors	42,036,024,842	286,733,652	909,103,661

19.	Authorise the Audit Committee to determine the auditors’remuneration	42,903,017,107	114,970,701	213,874,185

20.	Political donations	42,173,869,325	817,921,141	240,049,622

21.	Authority to allot shares	42,586,536,328	439,781,931	205,534,230

22.	Disapplication of pre-emption rights	42,656,003,253	451,414,206	107,179,218

23.	Approval of market purchases of ordinary shares	41,985,307,886	239,568,497	989,716,684

24.	Approve changes to the Company’s Memorandum and Articles of Association	42,887,781,027	75,504,357	251,310,797

25.	Approve the Vodafone Global Incentive Plan	40,635,291,479	1,683,973,081	895,048,024

Accordingly, resolutions 1 to 21 and 25 were passed as ordinary resolutions and resolutions 22 to 24 were passed as special resolutions.

Stephen Scott

Group General Counsel and Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 27, 2005	By:
	Name:	Stephen R. Scott
	Title:	Company Secretary